Stephen S. Kudenholdt (212) 768-6847 skudenholdt@sonnenschein.com	Two World Financial Center New York, NY 10281-1008 212.768.6700 212.768.6800 fax www.sonnenschein.com

March 9, 2009

Securities and Exchange Commission
Filing Desk – Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention: Filing Desk

Credit Suisse First Boston Mortgage Acceptance Corp., Credit Suisse First Boston Mortgage Securities Corp. and Asset Backed Securities Corporation

Registration Statement on Form S-3 relating to Mortgage and Manufactured Housing Contract Pass-Through Certificates and Mortgage-Backed Notes, to be combined with Registration Statement Nos. 333-132765, 333-140945 and 333-131465 pursuant to Rule 429

Ladies and Gentlemen:

On behalf of Credit Suisse First Boston Mortgage Acceptance Corp., Credit Suisse First Boston Mortgage Securities Corp. and Asset Backed Securities Corporation (the “Registrants”), we have caused to be filed with you electronically under EDGAR, the captioned registration statement on Form S-3.  In addition, we have been advised that payment of the filing fee, in the amount of $39.30 has been made to you by the Registrants by wire transfer in federal same day funds.

The primary objective of the above-captioned Registration Statement is to consolidate the remaining capacity on each of the existing registration statements of the Registrants.  The filing is intended, upon effectiveness, to be combined with Registration Statement Nos. 333-132765, 333-140945 and 333-131465 pursuant to Rule 429 under the Securities Act of 1933, as amended. It is our understanding that pending effectiveness of the captioned filing, the Registrants will continue to be able to utilize such Registration Statements in their respective current form, up to the amount remaining on those shelf registrations.

If you require any additional information, please call the undersigned at (212) 768-6847 or Rob Olin at (212) 768-6920.

Very truly yours,

/s/ Stephen S. Kudenholdt

Stephen S. Kudenholdt

Copy with enclosures to:

Hannah Teshome
Division of Corporation Finance